SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               _______________

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                            (Amendment No. ____ )*


                              DMI FURNITURE, INC.
-------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.10 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  233230 10-1
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                                (CUSIP Number)

                             Ronald J. Klosterman
          Vice President Finance, Chief Financial Officer & Secretary
                          Flexsteel Industries, Inc.
                              3400 Jackson Street
                           Dubuque, Iowa 52004-0877
                           Telephone: (563) 556-7730
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   Copy to:
                         Charles W. Mulaney, Jr., Esq.
                Skadden, Arps, Slate, Meagher & Flom (Illinois)
                             333 West Wacker Drive
                            Chicago, Illinois 60606
                           Telephone: (312) 407-0700

                                August 12, 2003
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

                        (Continued on following pages)
                             (Page 1 of 11 Pages)

______________

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                         --------------------------

CUSIP No.   233230 10-1               13D               Page  2  of  11 Pages
----------------------------                         --------------------------

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     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) FLEXSTEEL INDUSTRIES, INC. (I.R.S. IDENTIFICATION NO. 42-0442319)
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|
                                                                      (b) |_|
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     3        SEC USE ONLY

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     4        SOURCE OF FUNDS
              WC
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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          |_|
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

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     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              MINNESOTA
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 NUMBER OF                      7      SOLE VOTING POWER
  SHARES                               None
BENEFICIALLY                    -----------------------------------------------
 OWNED BY                       8      SHARED VOTING POWER
   EACH                                409,193*
 REPORTING
  PERSON                        -----------------------------------------------
   WITH                         9      SOLE DISPOSITIVE POWER
                                       None

                                -----------------------------------------------
                                10     SHARED DISPOSITIVE POWER
                                       409,193*
-------------------------------------------------------------------------------

    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              409,193*
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    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES          |_|

-------------------------------------------------------------------------------

    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              9.5%**
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    14        TYPE OF REPORTING PERSON
              CO
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* Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Tender and Voting Agreements described in Items 3, 4 and 5 hereof. Neither the filing of this
Schedule 13D nor any of its contents shall be deemed to constitute an admission by Flexsteel Industries, Inc. or Churchill Acquisition Corp. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the foregoing percentage is based on the number of shares of DMI Furniture, Inc. common stock outstanding as of August 12, 2003 as set forth in the Merger Agreement (as defined below).

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CUSIP No. 233230 10-1               13D                 Page  3  of  11 Pages
------------------------------                   ------------------------------

--------------------------------------------------------------------------------

     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) CHURCHILL ACQUISITION CORP.
--------------------------------------------------------------------------------

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                       (b) |_|
--------------------------------------------------------------------------------

     3        SEC USE ONLY

--------------------------------------------------------------------------------

     4        SOURCE OF FUNDS
              AF
--------------------------------------------------------------------------------

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          |_|
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

-------------------------------------------------------------------------------

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE
-------------------------------------------------------------------------------

 NUMBER OF                      7      SOLE VOTING POWER
  SHARES                               None
BENEFICIALLY                    -----------------------------------------------
 OWNED BY                       8      SHARED VOTING POWER
   EACH                                409,193*
 REPORTING
  PERSON                        -----------------------------------------------
   WITH                         9      SOLE DISPOSITIVE POWER
                                       None

                                -----------------------------------------------
                                10     SHARED DISPOSITIVE POWER
                                       409,193*
-------------------------------------------------------------------------------

    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              409,193*
-------------------------------------------------------------------------------

    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES          |_|

-------------------------------------------------------------------------------

    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              9.5%**
-------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON
    14        CO
-------------------------------------------------------------------------------
* Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Tender and Voting Agreements described in Items 3, 4 and 5 hereof. Neither the filing of this
Schedule 13D nor any of its contents shall be deemed to constitute an admission by Flexsteel Industries, Inc. or Churchill Acquisition Corp. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the foregoing percentage is based on the number of shares of DMI Furniture, Inc. common stock outstanding as of August 12, 2003 as set forth in the Merger Agreement (as defined below).

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CUSIP No.   233230 10-1                13D          Page  4  of  11 Pages
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Item 1.  Security and Issuer.

         This statement relates to shares of the common stock, par value $.10 per share (the "Shares"), of DMI Furniture, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at One Oxmoor Place, 101 Bullitt Lane, Louisville, Kentucky 40222.

Item 2.  Identity and Background.

         This Statement is filed jointly by Flexsteel Industries, Inc., a Minnesota corporation ("Flexsteel"), and Churchill Acquisition Corp., a Delaware corporation ("Purchaser"). The agreement by and among Flexsteel and Purchaser relating to the joint filing of this Statement is attached as
Exhibit 1 hereto.

         Flexsteel's principal business address is 3400 Jackson Street, Dubuque, Iowa 52004-0877. Purchaser's principal business address is 3400 Jackson Street, Dubuque, Iowa 52004-0877.

         Flexsteel designs, manufactures and sells a broad line of upholstered furniture for residential, commercial and recreational vehicle seating use. Purchaser is a wholly owned subsidiary of Flexsteel and was formed for the purpose of making a tender offer for all of the outstanding Shares of the Company.

         The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Flexsteel and Purchaser are set forth on Schedule I hereto.

         Neither Flexsteel nor Purchaser, nor, to the best of Flexsteel's or Purchaser's knowledge, has any of the individuals referred to in Schedule I, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws during the last five years.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Offer (as defined below) is not conditioned upon any financing arrangements. Flexsteel and the Purchaser estimate that the total amount of funds required to purchase all of the outstanding Shares pursuant to the Offer and the Merger will be approximately $17 million plus related transaction fees and expenses. The Purchaser will acquire all such funds from Flexsteel, which currently intends to use generally available corporate funds for this purpose.

Item 4.  Purpose of Transaction.

         On August, 12, 2003, Flexsteel, the Purchaser and the Company entered into an Agreement and Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provides for the commencement of a tender offer by the Purchaser to purchase all Shares of the Company, at a price of $3.30 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the related Letter of Transmittal are filed as exhibits to the Schedule TO filed by Flexsteel with the Securities and Exchange Commission on August 20, 2003 (the "Schedule TO"), and are hereby incorporated herein by reference.

         The Merger Agreement provides, among other things, that after the consummation of the Offer and subject to certain conditions, the Purchaser


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CUSIP No.   233230 10-1                13D          Page  5  of  11 Pages
--------------------------------               --------------------------------


will be merged with and into the Company (the "Merger") with the Company continuing as the surviving corporation (the "Surviving Corporation"), wholly owned by Flexsteel. Pursuant to the Merger, at the effective time of the Merger (the "Effective Time"), each Share outstanding immediately prior to the Effective Time (other than Shares owned by the Company or Flexsteel or any of their respective subsidiaries, all of which will be cancelled, and other than Shares that are held by stockholders, if any, who properly exercise their dissenters' rights under the Delaware General Corporation Law), will be converted into the right to receive $3.30 or any greater per Share price paid in the Offer in cash, without interest.

         The Offer is conditioned upon, among other things, there being validly tendered in accordance with the terms of the Offer and not withdrawn prior to the expiration date of the Offer that number of Shares that represents at least a majority of then outstanding Shares on a fully-diluted basis. The Offer is also subject to other conditions set forth in the Offer to Purchase. See Section 14--"Certain Conditions of the Offer."

         In connection with the execution of the Merger Agreement, Flexsteel and the Purchaser entered into the Tender and Voting Agreements with certain stockholders of the Company, including Donald D. Dreher, President, Chairman of the Board and Chief Executive Officer of the Company, Joseph G. Hill, Executive Vice President, Operations, of the Company, Foster Holdings, Inc. and LBR&M Associates, L.P. (each a "Tendering Stockholder"). David M. Martin, a director of the Company, is the President of Foster Holdings and General Partner of LBR&M Associates. The Tendering Stockholders own an aggregate of 409,193 Shares representing approximately 9.5% of the Shares outstanding on the date of the Merger Agreement (4,298,786 Shares). The Tendering Stockholders also hold options to acquire 497,101 Shares. Under the terms of the Tender and Voting Agreements, any Shares received by the Tendering Stockholders upon the exercise of stock options are subject to the provisions of the Tender and Voting Agreements.

         Pursuant to the Tender and Voting Agreements, each Tendering Stockholder agreed to tender all of his outstanding shares into the Offer. Each Tendering Stockholder also irrevocably appointed Flexsteel such Tendering Stockholder's proxy to vote their Shares (i) in favor of the Merger or any other transaction pursuant to which Flexsteel or the Purchaser proposes to acquire the Company, in which stockholders of the Company would receive consideration for their Shares equal to or greater than the consideration to be received by such stockholders in the Offer and the Merger, and/or (ii) against any action or agreement which would impede, interfere with or prevent the Merger, including, but not limited to, any other extraordinary corporate transaction, including a merger, acquisition, sale, consolidation, reorganization or liquidation involving the Company and a third party, or any other proposal of a third party to acquire the Company.

         The Tender and Voting Agreements terminate upon the earlier to occur of (i) the Effective Time and (ii) the date of termination of the Merger Agreement in accordance with its terms.

         The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, the Purchaser intends to consummate the Merger as promptly as practicable.

           Pursuant to the terms of the Merger Agreement, promptly upon the purchase of and payment for any Shares by the Purchaser pursuant to the Offer, Flexsteel currently intends to seek maximum representation on the Board of Directors of the Company Board (the "Company Board"), subject to the requirement in the Merger Agreement regarding the presence of at least two Independent Directors on the Company Board until the Effective Time.

         As of the date of this Schedule 13D, no determination has been made as to which directors of the Company will serve as Independent Directors. Flexsteel has informed the Company that it will choose its designees for directors of the Company from the persons listed in Schedule I hereto. It is expected that the first of the Flexsteel designees to assume office would assume office promptly following the purchase by the Purchaser of Shares pursuant to the Offer, which purchase cannot be earlier than September 17, 2003, and that, upon assuming office, the Flexsteel designees will thereafter constitute at least a majority of the entire Company Board.

         The Merger Agreement provides that at the Effective Time, the certificate of incorporation and bylaws of the Purchaser will be the certificate of incorporation and bylaws of the Surviving Corporation following the Merger, except that the name of the Surviving Corporation will continue to be DMI Furniture, Inc. The Merger Agreement also provides that, at the Effective Time, (i) the directors of the Purchaser will be the directors of

--------------------------------               --------------------------------

CUSIP No.   233230 10-1                13D          Page  6  of  11 Pages
--------------------------------               --------------------------------


the Surviving Corporation and (ii) the officers of the Company will continue to be the officers of the Surviving Corporation.

         Flexsteel anticipates that, if the Merger is completed in accordance with the Merger Agreement, the Company will become a wholly-owned subsidiary of Flexsteel, that Flexsteel will seek to cause the Shares to be removed from quotation on The Nasdaq Stock Market and that the Shares would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Flexsteel currently intends to seek to cause the Company to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met.

         It is expected that, initially following the Merger, the business and operations of the Company will, except as set forth in the Offer to Purchase, be continued substantially as they are currently being conducted. Flexsteel currently intends to maintain the Company's headquarters in Louisville, Kentucky, and to retain the Company's existing management. Flexsteel will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Flexsteel intends to review such information as part of a comprehensive review of the Company's business, operations, capitalization and management with a view to optimizing development of the Company's potential in conjunction with Flexsteel's existing business.

         Except as set forth in this Item 4, neither Flexsteel nor Purchaser has any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

         References to, and descriptions of, the Merger Agreement and the Tender and Voting Agreements as set forth herein are not intended to be complete and are qualified in their entirety by reference to the copies of the Merger Agreement and the Tender and Voting Agreements, respectively, copies of which are filed as Exhibits (d)(1) and d(2), respectively, to the Schedule TO and which are incorporated by reference in this Item 4 in their entirety where such references and descriptions appear.

Item 5.  Interest in Securities of the Issuer.

         (a)-(b) For the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Flexsteel and Purchaser, by reason of the execution and delivery of the Tender and Voting Agreements, may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of the 409,193 Shares which are subject to the Tender and Voting Agreement, which represent approximately 9.5% of the Shares (based on the number of Shares outstanding as of August 12, 2003). Jeffrey T. Bertsch, a director and officer of Flexsteel, beneficially owns 10 Shares. Except as set forth in this Item 5, none of Purchaser, Flexsteel or, to their knowledge, any person listed in Schedule 1 hereto, owns beneficially any Shares.

         With respect to the voting of the Shares, Flexsteel and the Purchaser have the power to vote or cause the vote of the Shares in accordance with the terms of the Tender and Voting Agreements. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Flexsteel or the Purchaser is the beneficial owner of the Shares referred to in this Item 5 for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed. Mr. Bertsch has sole voting power with respect to the 10 Shares beneficially owned by him.

         (c) Except for the execution and delivery of the Tender and Voting Agreements and the Merger Agreement, no transactions in the Shares were effected by the Purchaser, Flexsteel or, to their knowledge, any person listed in Schedule I hereto, during the 60 days prior to the date hereof.

         (d) Not applicable.

         (e) Not applicable.

         References to, and descriptions of, the Merger Agreement and the Tender and Voting Agreements as set forth herein are not intended to be complete and are qualified in their entirety by reference to the copies of the Merger Agreement and the Tender and Voting Agreements, respectively, copies of which are filed as Exhibits (d)(1) and d(2), respectively, to the Schedule TO and which are incorporated by reference in this Item 5 in their entirety where such references and descriptions appear.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.


--------------------------------               --------------------------------

CUSIP No.   233230 10-1                13D          Page  7  of  11 Pages
--------------------------------               --------------------------------


         The information set forth, or incorporated by reference, in Items 3 through 5 of this statement is hereby incorporated by this reference in this
Item 6.

         The Company and Flexsteel are parties to a Confidentiality Agreement, dated as of December 5, 2002, between the Company and Flexsteel (the "Confidentiality Agreement"). Among other things, the Confidentiality Agreement provides that until December 5, 2004, Flexsteel may not, directly or indirectly, without the prior written consent of the Company Board, (i) acquire, agree to acquire or make any proposal to acquire, directly or indirectly, greater than 5% of any class of voting securities or any property of the Company or any of its affiliates, (ii) propose to enter into, directly or indirectly, any merger, consolidation, recapitalization, business combination or other similar transaction involving the Company or any of its affiliates, (iii) make, or participate in, any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of any voting securities of the Company or any of its affiliates, (iv) form, join or participate in a "group" with respect to any voting securities of the Company or any of its affiliates, (v) otherwise act, alone or in concert with others, to seek control or influence the management, Company Board or policies of the Company, (vi) disclose any intention, plan or arrangement inconsistent with the these restrictions, or (vii) advise, assist or encourage any other person in connection with any of the foregoing.

         References to, and descriptions of, the Confidentiality Agreement as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (d)(3) to the Schedule TO and which is incorporated by reference in this Item 6 in its entirety where such references and descriptions appear.

         To Flexsteel's and the Purchaser's knowledge, except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above or listed in Schedule I hereto, and between any such persons and any other person, with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

  Exhibit     Description
  -------     -----------

     1 Joint Filing Agreement, dated August 20, 2003, between Flexsteel Industries, Inc. and Churchill Acquisition Corp.

     2 Agreement and Agreement and Plan of Merger, dated as of August 12, 2003, by and among Flexsteel Industries, Inc., Churchill Acquisition Corp. and DMI Furniture, Inc. (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO)

     3 Form of Tender and Voting Agreement, dated as of August 12, 2003, by and among Flexsteel Industries, Inc., Churchill Acquisition Corp. and certain stockholders of the DMI Furniture, Inc. (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO)

     4 Confidentiality Agreement, dated as of December 6, 2003, between Flexsteel and DMI Furniture, Inc. (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO)

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CUSIP No.   233230 10-1                13D          Page  8  of  11 Pages
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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 22, 2003

                                          FLEXSTEEL INDUSTRIES, INC.


                                          By:  /s/ Ronald J. Klosterman
                                               -------------------------------
                                               Name:  Ronald J. Klosterman
                                               Title: Vice President Finance,
                                                      CFO & Secretary


                                          CHURCHILL ACQUISITION CORP.


                                          By:  /s/ Ronald J. Klosterman
                                               -------------------------------
                                               Name:  Ronald J. Klosterman
                                               Title: Treasurer & Secretary

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CUSIP No.   233230 10-1                13D          Page  9  of  11 Pages
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                                                                    Schedule I

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                          FLEXSTEEL AND THE PURCHASER

         1. Directors and Executive Officers of Flexsteel. The following table sets forth the name and present principal occupation or employment of each director and executive officer of Flexsteel. Unless otherwise indicated, the current business address of each person is 3400 Jackson Street, Dubuque, Iowa 52004-0877. Unless otherwise indicated, each such person is a citizen of the United States of America.


Name                           Present Principal Occupation or Employment

L. Bruce Boylen         Vice President of Fleetwood Enterprises, Inc.
                        (manufacturer of recreational vehicles and manufactured homes) (retired).

Jeffrey T. Bertsch      Vice President Corporate Services of Flexsteel
                        Industries, Inc.

Patrick M. Crahan       Vice President, Dubuque Upholstering Division, of
                        Flexsteel Industries, Inc.

Lynn J. Davis           General Partner of Tate Capital Partners (venture
                        capital, 3600 Minnesota Drive, Minneapolis, Minnesota
                        55435).

Robert E. Deignan       Partner of Baker & McKenzie (law firm, One Prudential
                        Plaza, 130 East Randolph Drive, Chicago, Illinois
                        60601).

Thomas E. Holloran      Professor Emeritus, School of Business, University
                        of St. Thomas (1000 LaSalle Avenue, Minneapolis,
                        Minnesota 55403).

K. Bruce Lauritsen      Chief Executive Officer and President of Flexsteel
                        Industries, Inc.

Edward J. Monaghan      Chief Operating Officer and Executive Vice President
                        of Flexsteel Industries, Inc.

Eric S. Rangen          Vice President and Chief Financial Officer of Alliant
                        Techsystems, Inc. (aerospace and defense products, 5050 Lincoln Drive, Edina, Minnesota 55436).

James R. Richardson     Senior Vice President Marketing of Flexsteel
                        Industries, Inc.

Marvin M. Stern         Vice President, Sears-Roebuck Company (retailer)
                        (retired).

Thomas D. Burkart       Senior Vice President of Vehicle Seating of Flexsteel
                        Industries, Inc.

Ronald J. Klosterman    Vice President Finance / Chief Financial Officer &
                        Secretary of Flexsteel Industries, Inc.


         2. Directors and Executive Officers of the Purchaser. The following table sets forth the name and present principal occupation or employment of each director and executive officer of the Purchaser. Unless otherwise indicated, the current business address of each person is 3400 Jackson Street, Dubuque, Iowa 52004-0877. Unless otherwise indicated, each such person is a citizen of the United States of America.

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CUSIP No.   233230 10-1                13D          Page  10 of  11 Pages
--------------------------------               --------------------------------


Name                           Present Principal Occupation or Employment
----                           ------------------------------------------

Jeffrey T. Bertsch      Vice President Corporate Services of Flexsteel
                        Industries, Inc.

Patrick M. Crahan       Vice President, Dubuque Upholstering Division,
                        of Flexsteel Industries, Inc.

K. Bruce Lauritsen      Chief Executive Officer and President of Flexsteel
                        Industries, Inc.

Edward J. Monaghan      Chief Operating Officer and Executive Vice President
                        of Flexsteel Industries, Inc.

James R. Richardson     Senior Vice President Marketing of Flexsteel
                        Industries, Inc.

Ronald J. Klosterman    Vice President Finance / Chief Financial Officer
                        & Secretary of Flexsteel Industries, Inc.

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CUSIP No.   233230 10-1                13D          Page  11 of  11 Pages
--------------------------------               --------------------------------



                            JOINT FILING AGREEMENT

         This will confirm the agreement by and between the undersigned that the Schedule 13D filed on or about this date and any amendments thereto with respect to beneficial ownership by the undersigned of shares of Common Stock, par value $.10 per share, of DMI Furniture, Inc. is being filed on behalf of each of the undersigned under the Securities Exchange Act of 1934, as amended. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  August 22, 2003

                                      FLEXSTEEL INDUSTRIES, INC.


                                      By:  /s/ Ronald J. Klosterman
                                           ---------------------------------
                                           Name:  Ronald J. Klosterman
                                           Title: Vice President Finance,
                                                  CFO & Secretary


                                      CHURCHILL ACQUISITION CORP.


                                      By:  /s/ Ronald J. Klosterman
                                           ---------------------------------
                                           Name:  Ronald J. Klosterman
                                           Title: Treasurer & Secretary